

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Nick Pointon
Chief Financial Officer
Arqit Quantum Inc.
1st Floor, 3 More London Riverside
London SE1 2RE , United Kingdom

   Re: Arqit Quantum Inc.
     Form 20-F for the Year Ended September 30, 2021
     Filed December 16, 2021
     File No. 001-40777

Dear Mr. Pointon:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Technology